UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

SHIFT4 PAYMENTS, INC.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

82452J109
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jared Isaacman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 30,361,687 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 30,361,687 (1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,361,687 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.08% (3)(4)(5)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (i) 3,442 shares of Class A common stock held by Mr. Isaacman, (ii) 171,822 shares of Class C common stock held by Mr. Isaacman; (iii) 25,829,016 common units of Shift4 Payments, LLC (“LLC Interests”) held by Rook Holdings Inc. (“Rook”), (iv) 25,829,016 shares of Class B common stock held by Rook and (v) 4,357,407 shares of Class C common stock held by Rook. As the sole stockholder of Rook, Mr. Isaacman may be deemed to have sole voting and investment power with respect to such securities held by Rook.

(2)

Each LLC Interest and each share of Class C common stock is convertible at any time into one share of Class A common stock.  Shares of Class B common stock cannot be converted into Class A common stock.

(3)

Based on the aggregate number LLC Interests and shares of Class C common stock beneficially owned by Mr. Isaacman, which are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the Reporting Person.

(4)

Each share of Class A common stock is entitled to one vote, each share of Class B common stock is entitled to ten votes, each share of Class C common stock is entitled to ten votes, and each LLC Interest has no voting power. The percentage reported does not reflect the votes of the Class B common stock or the ten for one voting power of the Class C common stock.

(5)

Based on 51,522,201 shares of Class A Common Stock outstanding as of November 3, 2021, as reported by Shift4 Payments, Inc. (the “Issuer”) in its Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2021, plus the number of LLC Interests and shares of Class C common stock beneficially owned by Mr. Isaacman, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person, totaling 81,880,446 shares of Class A common stock.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rook Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 30,186,423 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 30,186,423 (1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,186,423 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.9% (3)(4)(5)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Consists of (i) 25,829,016 LLC Interests held by Rook, (ii) 25,829,016 shares of Class B common stock held by Rook and (iii) 4,357,407 shares of Class C common stock held by Rook. As the sole stockholder of Rook, Mr. Isaacman may be deemed to have sole voting and investment power with respect to such securities.

(2)

Each LLC Interest and each share of Class C common stock is convertible at any time into one share of Class A common stock.  Shares of Class B common stock cannot be converted into Class A common stock.

(3)

Based on the aggregate number LLC Interests and shares of Class C common stock held by Rook, which are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the Reporting Person.

(4)

Each share of Class A common stock is entitled to one vote, each share of Class B common stock is entitled to ten votes, each share of Class C common stock is entitled to ten votes, and each LLC Interest has no voting power. The percentage reported does not reflect the votes of the Class B common stock or the ten for one voting power of the Class C common stock.

(5)

Based on 51,522,201 shares of Class A Common Stock outstanding as of November 3, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the Commission on November 12, 2021, plus the number of LLC Interests and shares of Class C common stock held by Rook, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person, totaling 81,880,446 shares of Class A common stock.

Item 1(a).Name of Issuer:

Shift4 Payments, Inc., a Delaware corporation

Item 1(b).Address of Issuer’s Principal Executive Offices:

2202 N. Irving St., Allentown, Pennsylvania 18109

Item 2(a).Name of Filing Person:

This statement is filed by:

(i)	Jared Isaacman; and
(ii)	Rook Holdings, Inc., a Delaware corporation.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is 2202 N. Irving St., Allentown, Pennsylvania 18109

Item 2(c).	Citizenship:

Mr. Isaacman is a citizen of the United States of America. Rook is a Delaware corporation.

Item 2(d).Title of Class of Securities:

Class A Common Stock, par value $0.0001

Item 2(e).CUSIP Number:

82452J109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act.
(b)	☐ Bank as defined in section 3(a)(6) of the Act.
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4.	Ownership:

A.	Jared Isaacman

(a)	Amount beneficially owned: 30,361,687 (1)(3)
(b)	Percent of class: 37.08% (4)(5)(6)
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 30,361,687 (1)(3)
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 30,361,687 (1)(3)
(iv)	Shared power to dispose or direct the disposition: 0

B.	Rook Holdings, Inc.

(a)	Amount beneficially owned: 30,186,423 (2)(3)
(b)	Percent of class: 36.9% (4)(5)(6)
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 30,186,423 (2)(3)
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or direct the disposition: 30,186,423 (2)(3)
(iv)	Shared power to dispose or direct the disposition: 0

(1)

Consists of (i) 3,442 shares of Class A common stock held by Mr. Isaacman, (ii) 171,822 shares of Class C common stock held by Mr. Isaacman; (iii) 25,829,016 units of LLC Interests held by Rook, (iv) 25,829,016 shares of Class B common stock held by Rook and (v) 4,357,407 shares of Class C common stock held by Rook. As the sole stockholder of Rook, Mr. Isaacman may be deemed to have sole voting and investment power with respect to such securities held by Rook.

(2)

Consists of (i) 25,829,016 LLC Interests held by Rook, (ii) 25,829,016 shares of Class B common stock held by Rook and (iii) 4,357,407 shares of Class C common stock held by Rook. As the sole stockholder of Rook, Mr. Isaacman may be deemed to have sole voting and investment power with respect to such securities.

(3)

Each LLC Interest and each share of Class C common stock is convertible at any time into one share of Class A common stock.  Shares of Class B common stock cannot be converted into Class A common stock.

(4)

Based on the aggregate number LLC Interests and shares of Class C common stock beneficially owned by Mr. Isaacman, which are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the Reporting Person.

(5)

Each share of Class A common stock is entitled to one vote, each share of Class B common stock is entitled to ten votes, each share of Class C common stock is entitled to ten votes, and each LLC Interest has no voting power. The percentage reported does not reflect the votes of the Class B common stock or the ten for one voting power of the Class C common stock.

(6)

Based on 51,522,201 shares of Class A Common Stock outstanding as of November 3, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2021, filed with the Commission on November 12, 2021, plus the number of LLC Interests and shares of Class C common stock beneficially owned by Mr. Isaacman, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Persons, totaling 81,880,446 shares of Class A common stock.

Item 5.Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ Jared Isaacman
Jared Isaacman, Individually

ROOK HOLDINGS, INC.

By: /s/ Jared Isaacman
Name: Jared Isaacman Title: President